Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

Our Ref: LB/CS/24/3

Your Ref: 82-2782

27 March 2006

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of stock exchange announcements issued on behalf of Kelda Group plc as follows:

- Transaction in Own Shares x 5 (From 20 March to 24 March 2006)

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:39 20-Mar-06
Number	PRNUK-2003

KeldaGroup

Kelda Group plc announces that on 20 March 2006 it purchased for cancellation 330,000 of its ordinary shares at a price of 790.60p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:09 21-Mar-06
Number	PRNUK-2103

KeldaGroup

Kelda Group plc announces that on 21 March 2006 it purchased for cancellation 325,000 of its ordinary shares at a price of 785.6033p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:13 22-Mar-06
Number	PRNUK-2203

KeldaGroup

Kelda Group plc announces that on 22 March 2006 it purchased for cancellation 300,000 of its ordinary shares at a price of 783.37p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:51 23-Mar-06
Number	PRNUK-2303

Kelda Group plc announces that on 23 March 2006 it purchased for cancellation 325,000 of its ordinary shares at a price of 783.49p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:04 24-Mar-06
Number	PRNUK-2403

KeldaGroup

Kelda Group plc announces that on 24 March 2006 it purchased for cancellation 260,000 of its ordinary shares at a price of 791.5835p per share from JPMorgan Cazenove Limited.

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